As filed with the Securities and Exchange Commission on July 8, 2003
Registration No. 333-_____

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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-8

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DOLLAR TREE STORES, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA (State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.) 54-1387365

500 VOLVO PARKWAY
CHESAPEAKE, VIRGINIA 23320
(757) 321-5000
(Address and telephone number of registrant's principal executive offices)

DOLLAR TREE STORES, INC.
2003 DIRECTOR DEFERRED COMPENSATION PLAN
(Full title of the plan)

FREDERICK C. COBLE DOLLAR TREE STORES, INC. 500 VOLVO PARKWAY CHESAPEAKE, VA 23320 (757) 321-5000 (Name, address and telephone number of agent for service)	with a copy to: WILLIAM A. OLD, JR. JOHN S. MITCHELL, JR. HOFHEIMER NUSBAUM, P.C. 999 WATERSIDE DRIVE, SUITE 1700 NORFOLK, VIRGINIA 23510 (757) 622-3366

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common stock (par value $.01)	250,000 shares (2)	$31.85 (3)	$7,962,500	$644.17 (3)

(1) Also includes such indeterminate number of additional shares which may be offered and issued to prevent dilution from stock splits, stock dividends or similar transactions pursuant to the Plan.

(2) Represents shares offered or to be offered under the Dollar Tree Stores, Inc. 2003 Director Compensation Plan approved by Dollar Tree Stores, Inc. Board of Directors on April 23, 2003 and by its shareholders on June 19, 2003.

(3) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(h)(1) based upon the average of the reported high and low sales prices for a share of Common Stock on July 1, 2003 as reported on the Nasdaq National Market.

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This Registration Statement includes a Total of 8 Pages.
Exhibit Index on Page 8.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3.   INCORPORATION OF DOCUMENTS BY REFERENCE

The following documents filed with the Commission by the Company pursuant to the Securities Exchange Act of 1934 (the "1934 Act"), (Commission 1934 Act File No. 0-25464) are incorporated by reference herein:

(1)   The Registrant's Annual Report on Form 10-K for the year ended December 31, 2002.

(2)   The Registrant's Quarterly Report on Form 10-Q for the quarter ended May 3, 2003.

(3)   The Registrant's Current Reports on Form 8-K dated April 7, May 8, May 20, May 29, June 2, June 19, June 30 and July 7, 2003.

(4)   All documents filed with the Commission by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the 1934 Act subsequent to the date hereof and prior to the filing of a post-effective amendment which indicates that all securities offered herein have been sold or which deregisters all securities then remaining unsold.

(5)   The description of the Registrant's Common Stock contained in the Registrant's 1934 Act registration statement on Form 8-a dated March 6, 1995, filed with the Commission pursuant to Section 12 of the 1934 Act, including any amendment thereto or report filed for the purpose of updating such description.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof or of the related prospectus to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated or deemed to be incorporated herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

ITEM 4.   DESCRIPTION OF SECURITIES

Not applicable, see Item 3(5) above.

ITEM 5.   INTERESTS OF NAMED EXPERTS AND COUNSEL

Not applicable.

ITEM 6.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

The information required by this item is hereby incorporated herein by this reference to the Company's Registration Statement on Form S-1 (Registration No. 33-88502), as amended, initially filed with the Commission on January 13, 1995.

ITEM 7.   EXEMPTION FROM REGISTRATION CLAIMED

Not Applicable.

ITEM 8.   EXHIBITS

NUMBER	DESCRIPTION
*4.1	Third Restated Articles of Incorporation, as amended (See to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ending June 30, 1996, which is incorporated herein by this reference).
*4.2	Second Restated Bylaws (See Exhibit 3.2 to the Company's Registration Statement on Form S-1 (Registration No. 33- 88502), as amended (the "1995 Registration Statement"), initially filed with the Commission on January 13, 1995, which is incorporated herein by this reference).
*4.3	Form of Common Stock Certificate (See Exhibit 4.5 to the 1995 Registration Statement, which is incorporated herein by this reference).
**4.4	Dollar Tree Stores, Inc. 2003 Director Deferred Compensation Plan (filed herewith).
**5.1	Opinion of Hofheimer Nusbaum, P.C. regarding legality of shares being issued (filed herewith)
**23.1	Consent of Independent Auditors (filed herewith).
**23.2	Consent of Counsel (See Exhibit 5.1).
**24.1	Power of Attorney (See Signature Page).

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* Previously filed as an exhibit to the referenced filing, which is herein incorporated by reference.
** Filed herewith

ITEM 9. UNDERTAKINGS

(a)   The undersigned Registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

3

(i)   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)   To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in this Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference into this Registration Statement;

(2)   That for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)   The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and where applicable, each filing of the Plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)   Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers or controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chesapeake, Commonwealth of Virginia, on the 8th day of July, 2003.

DOLLAR TREE STORES, INC.

By   /s/ Macon F. Brock, Jr.

        Macon F. Brock, Jr.
        Chairman; Chief Executive Officer

DOLLAR TREE STORES, INC.

By   /s/ Frederick C. Coble

        Frederick C. Coble
        Chief Financial Officer

The registrant and each person whose signature appears below constitutes and appoints Macon F. Brock, Jr. and Frederick C. Coble, and each of them, his, her or its true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him, her or it and in his, her, or its name, place and stead, in any and all capacities, to sign and file any and all amendments (including post-effective amendments) to the Registration Statement, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he, she, or it might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Macon F. Brock, Jr.	Chairman of the Board; Chief Executive Officer; Director	July 8, 2003
Macon F. Brock, Jr.		
/s/ H. Ray Compton	Director	July 2, 2003
H. Ray Compton		
/s/ Richard Lesser	Director	July 1, 2003
Richard Lesser		
/s/ John F. Megrue	Vice Chairman; Director	July 3, 2003
John F. Megrue		
/s/ J. Douglas Perry	Director	July 2, 2003
J. Douglas Perry		
/s/ Thomas A. Saunders, III	Director	July 2, 2003
Thomas A. Saunders, III		
/s/ Eileen Scott	Director	July 1, 2003
Eileen Scott		
/s/ Alan L. Wurtzel	Director	July 1, 2003
Alan L. Wurtzel		

INDEX TO EXHIBITS

NUMBER	DESCRIPTION
*4.1	Third Restated Articles of Incorporation, as amended (See to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ending June 30, 1996, which is incorporated herein by this reference).
*4.2	Second Restated Bylaws (See Exhibit 3.2 to the Company's Registration Statement on Form S-1 (Registration No. 33- 88502), as amended (the "1995 Registration Statement"), initially filed with the Commission on January 13, 1995, which is incorporated herein by this reference).
*4.3	Form of Common Stock Certificate (See Exhibit 4.5 to the 1995 Registration Statement, which is incorporated herein by this reference).
**4.4	Dollar Tree Stores, Inc. 2003 Director Deferred Compensation Plan (filed herewith).
**5.1	Opinion of Hofheimer Nusbaum, P.C. regarding legality of shares being issued (filed herewith)
**23.1	Consent of Independent Auditors (filed herewith).
**23.2	Consent of Counsel (See Exhibit 5.1).
**24.1	Power of Attorney (See Signature Page).

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* Previously filed as an exhibit to the referenced filing, which is herein incorporated by reference.
** Filed herewith

EXHIBIT 4.4

DOLLAR TREE STORES, INC.
2003 DIRECTOR DEFERRED COMPENSATION PLAN

1. PLAN ADMINISTRATION AND ELIGIBILITY.

    1.1.   PURPOSE. The purpose of the Dollar Tree Stores, Inc. (the "Company")
2003 Director Deferred Compensation Plan (the "Plan") is to advance the
interests of the Company and its shareholders by attracting and retaining the
highest quality of experienced persons as Directors and to further align the
interests of the Directors with the interests of the Company's shareholders.

    1.2.   ELIGIBILITY. Each member of the Board of Directors (an "Eligible
Director") of Dollar Tree Stores, Inc. (the "Company") is eligible to
participate in the Plan.

    1.3.   ADMINISTRATION. The Plan shall be administered, construed and
interpreted by the Board of Directors of the Company. Pursuant to such
authorization, the Board of Directors shall have the responsibility for carrying
out the terms of the Plan, including but not limited to the determination of the
amount and form of payment of the annual retainer and any additional fees
payable by the Company to an Eligible Director for his or her services as a
director (the "Fees," which shall not include reimbursements or other payments
not for services rendered). To the extent permitted under the securities laws
applicable to compensation plans including, without limitation, the requirements
of Section 16(b) of the Securities Exchange Act of 1934, as amended (the
"Exchange Act") or under the Internal Revenue Code of 1986, as amended (the
"Code"), a committee of the Board of Directors, or a subcommittee of any
committee, may exercise the discretion granted to the Board under the Plan,
provided that the composition of such committee or subcommittee shall satisfy
the requirements of Rule 16b-3 under the Exchange Act, or any successor rule or
regulation. The Board of Directors may also designate a plan administrator to
manage the record keeping and other routine administrative duties under the
Plan.

2. STOCK SUBJECT TO THE PLAN.

    2.1.   NUMBER OF SHARES. The maximum number of shares of the Company's
$0.01 par value Common Stock ("Common Stock" or "Shares") which may be issued
pursuant to this Plan shall be 250,000 Shares, subject to adjustment as provided
in Section 5.4. Such amount does not include Shares issuable upon exercise of
stock options which may be granted pursuant to Section 4, which are subject to
the limits contained in the respective plans under which such options are
granted.

    2.2.   SHARE ISSUANCE. To satisfy the requirements of Section 3, the
Company may issue new Shares or reissue Shares previously repurchased by or on
behalf of the Company.

    2.3.   GENERAL RESTRICTIONS. Delivery of Shares under Section 3 of the Plan
shall be subject to the following:

        (a) Notwithstanding any other provision of the Plan, the Company
shall have no liability to deliver any Shares under the Plan or make any other
distribution of benefits under the Plan unless such delivery or distribution
would comply with all applicable laws (including, without

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limitation, the requirements of the Securities Act of 1933), and the applicable requirements of any securities exchange or similar entity.

(b) To the extent that the Plan provides for issuance of stock certificates to reflect the issuance of Shares, the issuance may be effected on a non-certificated basis, to the extent not prohibited by applicable law or the applicable rules of any stock exchange.

2.4. TAX WITHHOLDING. The Board may condition the delivery of any shares or other benefits under the Plan on satisfaction of any applicable withholding obligations. The Board, in its discretion, and subject to such requirements as the Board may impose prior to the occurrence of such withholding, may permit such withholding obligations to be satisfied through cash payment by the participating Eligible Director ("Participant"), through the surrender of Shares which the Participant already owns, or through the surrender of Shares to which the participant is otherwise entitled under the Plan.

3. DEFERRED COMPENSATION.

3.1. DEFERRAL OF FEES.

(a) Any Eligible Director may elect to defer in either cash or Shares all or a portion of the Fees for any calendar year by delivering a deferral election to the Company not later than (i) December 31 of the year immediately preceding the year to which the deferral election relates, or (ii) with respect to an Eligible Director's first year or partial year of service as a director, thirty days following the date on which such director first became a director. The election form shall specify the amount or portion of the Fees to be deferred; whether and to what extent such Fees are to be deferred in cash or in Shares; the manner of payment with respect to such deferred amounts; and the date on which the deferred amounts shall be paid and whether paid in a lump sum or in which installment payments shall commence. Such election shall remain in force for such calendar year and for each year thereafter until changed or revoked by the director by written notice to the Company not later than December 31 immediately preceding the year to which such change or revocation relates. A deferral election may not be changed or revoked after the beginning of the year to which it relates.

(b) For the year in which the Plan is first implemented, any Eligible Director may make an election to defer Fees for services to be performed subsequent to such election within 30 days after the effective date set forth in Section 5.1.

3.2. ACCOUNTS; INTEREST AND DIVIDEND CREDITS. On the first day of each calendar quarter (the "Credit Date"), an Eligible Director who elects to defer his or her Fees shall receive a credit to his or her deferred compensation accounts (the "Deferred Compensation Accounts") under the Plan as hereinafter provided. Any portion of a Participant's Fees which are deferred in cash shall be credited to the Participant's Cash Deferral Account. The amount of the credit shall equal the amount of Fees deferred in cash by the Participant during the immediately preceding calendar quarter. Any portion of a Participant's Fees which are deferred in Shares shall be credited to the Participant's Deferred Stock Account. The amount of the credit to such Deferred Stock Account shall be the number of Shares (rounded to the nearest one hundredth of a Share) determined by dividing the
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amount of the Participant's Fees deferred in Shares during the immediately preceding quarter by the closing price of a Share as reported on the principal stock exchange where the Common Stock is listed on the trading date immediately preceding the Credit Date.

On the first day of each calendar quarter, an amount shall be credited to each Participant's Cash Deferral Account equal to the Interest Rate (as hereinafter defined) on the balance credited to the Cash Deferral Account during the immediately preceding calendar quarter. Interest shall accrue on the balance of each Participant's Cash Deferral Account commencing with the date the first payment is credited thereto and ending with the final payment therefrom. For this purpose, "Interest Rate" shall mean, with respect to any calendar quarter, 30-year Treasury Bond Rate then in effect.

Each time any dividend is paid on the Stock, a Participant who has a positive balance in his or her Deferred Stock Account shall receive a credit to such Account. The amount of the dividend credit shall be the number of Shares (rounded to the nearest one-hundredth of a Share) determined by multiplying the dividend amount per Share by the number of Shares credited to the Participant's Deferred Stock Account as of the record date for the dividend and dividing the product by the closing price per Share reported on the principal stock exchange where the Common Stock is listed on the dividend payment date.

3.3.   PAYMENT. The balance of an Eligible Director's Deferred Compensation Accounts shall be paid to the director (or, in the event of death, to his or her designated beneficiary or estate) as follows: at the director's option, either (i) in a single lump sum as soon as practicable following the earlier of (x) the date on which the director ceases to serve as a director of the Company or (y) the date specified by the director as the distribution date (such earlier date shall be referred to as the "Distribution Date"), or (ii) in annual installments over a period, to be specified by the director, not to exceed five years commencing as soon as practicable after the Distribution Date. If an Eligible Director's Cash Deferral Account is paid in installments, the amount of each installment shall be (l) the balance of the Cash Deferral Account on the Distribution Date divided by the number of installments plus (2) interest credits. A cash payment will be made with the final installment for any fraction of a share of Common Stock credited to the Eligible Director's Deferred Stock Account. Upon the death of an Eligible Director, the Company may elect to pay any remaining benefits in a single lump sum.

3.4.   DESIGNATION OF BENEFICIARY. Each Eligible Director may designate in writing a beneficiary to receive such portion, if any, of the director's Deferred Compensation Accounts as remains unpaid at the director's death. In the absence of a valid beneficiary designation, that portion, if any, of an Account remaining unpaid at the director's death shall be paid to his or her estate.

3.5.   NATURE OF PROMISE. The Company shall not be required to segregate or earmark any funds or Shares in respect of its obligations under Section 3 of the Plan. No Eligible Director nor any other person shall have any rights to any assets of the Company by reason of amounts deferred or benefits accrued under this Plan, other than as a general unsecured creditor of the Company. The Plan constitutes a mere promise by the Company to make payments in the future and is unfunded for purposes of Title I of ERISA and for tax purposes. The Company shall make
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available as and when required a sufficient number of shares of Common Stock to meet the requirements arising under the Plan.

3.6.   NO ASSIGNMENT. Rights to benefits under this Section 3 of the Plan may not be assigned, sold, transferred, encumbered, pledged or otherwise alienated, attached, garnished, or anticipated, other than in accordance with the beneficiary designation provisions of Section 3.4 above.

4. STOCK OPTIONS.

4.1   ELECTION TO RECEIVE OPTIONS. An Eligible Director may elect that any portion of his or her Fees not deferred under Section 3 above shall be paid in the form of options to purchase the Company's Common Stock ("Options").

4.2   TIME AND METHOD OF ELECTION, CHANGE OR REVOCATION. An election pursuant to Section 4.1 or any decision to change or revoke such election shall be governed by the same timing and other requirements set forth in Section 3 with respect to deferral of Fees.

4.3   OPTION TERMS. Options shall be "non-qualified" stock options made under, and pursuant to the terms and conditions of, (i) the 2003 Equity Incentive Plan, for Eligible Directors who are employees of the Company or a subsidiary, and (ii) the 2003 Non-Employee Director Stock Option Plan, for all other Eligible Directors. Options shall be issued as of the Credit Date and reflect an exercise price and other terms established according to the provisions of such plans. The Options shall be fully vested when issued and the term of such Options shall be ten (10) years.

4.4   DETERMINATION OF OPTION AMOUNT. The number of Options issued to an Eligible Director under this Section 4 as of any Credit Date shall equal (i) the dollar amount of portion of his or her Fee which is to be paid in Options on such Credit Date divided by (ii) thirty-three percent (33%) of the closing price of a Share as reported on the principal stock exchange where the Common Stock is listed on the trading date immediately preceding the Credit Date.

5. GENERAL PROVISIONS.

5.1   EFFECTIVE DATE OF THIS PLAN. This Plan shall be effective June 19, 2003, subject to approval by the shareholders of the Company.

5.2   DURATION OF THIS PLAN. This Plan shall remain in effect, unless earlier terminated or superceded, until June 30, 2013.

5.3   AMENDMENT OF THIS PLAN. The Board of Directors may suspend or discontinue this Plan or revise or amend it in any respect, provided, however, that, without approval of the Company's shareholders, no revision or amendment shall (i) change the total number of Shares subject to this Plan (except as provided in Section 5.4), (ii) change the designation of the class of directors eligible to participate in the Plan, or (iii) materially increase the benefits accruing to participants under or the cost of this Plan to the Company. Moreover, in no event may Plan provisions be amended more than once every 6 months, other than to comport with changes in the
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Internal Revenue Code, the Employee Retirement Income Security Act, or the rules and regulations thereunder.

5.4   CHANGES IN SHARES. In the event of a stock dividend, stock split or combination of Shares, recapitalization or other change in the Company's capitalization, or other distribution to common stockholders other than normal cash dividends, after the effective date of the Plan, the Board will make any appropriate adjustments to the maximum number of Shares that may be delivered under the Plan and to any Participant. In any event referred to in this Section 5.4, the Board will also make any appropriate adjustments to any Eligible Director's Deferred Stock Account. The Board may also make such adjustments to take into account material changes in law or in accounting practices or principles, mergers, consolidations, acquisitions, dispositions or similar corporate transactions, or any other event, if it is determined by the Board that adjustments are appropriate to avoid distortion in the operation of the Plan. Notwithstanding this Section 5.4, changes to Options shall be governed by the terms of the appropriate plan.

5.5   CHANGE OF CONTROL. Upon a Change of Control (as defined below), any outstanding balance in an Eligible Director's Cash Deferral Account shall be paid in a lump sum and any outstanding balance in an Eligible Director's Deferred Stock Account shall be distributed in Shares of Common Stock at the time of the consummation of such Transaction. In the alternative, the Board may arrange, in lieu of the action described in above, to have an acquiring or surviving corporation or entity in the Transaction, or an affiliate thereof, assume the Deferred Compensation Accounts, making such adjustments to the treatment of Deferred Compensation Accounts as it deems appropriate. For purposes of the Plan, the term "Change of Control" shall mean (a) the sale, lease, exchange or other transfer of all or substantially all of the assets of the Company (in one transaction or in a series of related transactions) to a corporation that is not controlled by the Company, (b) the approval by the shareholders of the Company of any plan or proposal for the liquidation or dissolution of the Company, (c) a successful tender offer for the Common Stock of the Company, after which the tendering party holds more than 30% of the issued and outstanding Common Stock of the Company, or (d) a merger, consolidation, share exchange, or other transaction to which the Company is a party pursuant to which thee holders of all of the share of the Company outstanding prior to such transaction do not hold, directly or indirectly, at least 70% of the outstanding shares of the surviving company after the transaction. Notwithstanding this Section 5.5, the effect of a Change of Control upon Options issued under Section 4 shall be governed by the terms of the appropriate plan.

5.6   LIMITATION OF RIGHTS.

         (a) NO RIGHT TO CONTINUE AS A DIRECTOR. Neither this Plan, nor the granting of an Option under this Plan, nor any other action taken pursuant to this Plan shall constitute or be evidence of any agreement or understanding, express or implied, that the Company will retain a director for any period of time, or at any particular rate of compensation.

         (b) NO SHAREHOLDERS' RIGHTS. Except as specifically provided by the Plan, a participant in the Plan shall have no rights as a shareholder with respect to the Deferred Stock Account until the date of the issuance to him or her of a stock certificate therefore.
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5.7   NOTICE. Any written notice to the Company required by any of the provisions of this Plan shall be addressed to the secretary of the Company and shall become effective when it is received.

5.8   SHAREHOLDER APPROVAL AND REGISTRATION STATEMENT. This Plan shall be approved by the Board of Directors and submitted to the Company's shareholders for approval. Any options granted under this Plan prior to effectiveness of a registration statement filed with the Securities and Exchange Commission covering the Shares to be issued hereunder shall not be exercisable until, and are expressly conditional upon, the effectiveness of a registration statement covering the Shares.

5.9   GOVERNING LAW. This Plan and all determinations made and actions taken pursuant hereto shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia.

5.10   SEVERABILITY. If any term or provision of this Plan or the application thereof to any person or circumstances shall, to any extent, be invalid or unenforceable, then the remainder of the Plan, or the application of such term or provision to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby, and each term and provision hereof shall be valid and be enforced to the fullest extent permitted by applicable law.

Exhibit 5.1

July 1, 2003

Dollar Tree Stores, Inc.
500 Volvo Parkway
Chesapeake, Virginia 23320

RE: Dollar Tree Stores, Inc. 2003 Director Deferred Compensation Plan
        Form S-8 under the Securities Act of 1933, as amended

Ladies and Gentlemen:

        We have acted as counsel to Dollar Tree Stores, Inc. (the "Company") in connection with the registration by the Company under the Securities Act of 1933, as amended (the "Act") of the shares of the Company's common stock, par value $.01 per share, ("Shares") that may be offered to eligible directors of the Company pursuant to Dollar Tree Stores, Inc. 2003 Director Deferred Compensation Plan (the "Plan") under a Registration Statement on Form S-8 (the "Registration Statement") expected to be filed with the Securities and Exchange Commission on July 8, 2003.

        We have examined such documents, records, and matters of law as we have deemed necessary for purposes of this opinion and, based thereon, we are of the opinion that, when the Shares have been registered under the Act, when the Company has completed the actions being taken in order to permit issuance of the Shares in accordance with the securities laws of the various states where required, and when the Company receives consideration for the Shares in accordance with the provisions of the Plan and the Shares have been issued by the Company as provided under the Plan, the Shares will be legally and validly issued, fully-paid and non-assessable.

        This opinion letter is limited to the laws of the Commonwealth of Virginia and the federal laws of the United States of America.

        We consent to the use of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Act or the Rules and Regulations of the Securities and Exchange Commission promulgated under the Act.

Very truly yours,

/s/ Hofheimer Nusbaum, P.C.

Exhibit 23.1

Independent Auditors' Consent

The Board of Directors
Dollar Tree Stores, Inc.:

We consent to the use of our report incorporated herein by reference.

Our report refers to a change in the method of accounting for merchandise inventories from the first-in, first-out method to the average cost method. Our report also indicates the adoption of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, and Financial Accounting Standards Board Interpretation No. 46, *Consolidation of Variable Interest Entities*.

/s/ KPMG LLP

Norfolk, Virginia
July 7, 2003